Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2019	F-2
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2019	F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2019	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2019	F-5
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2019	F-6
NOTES	F-7

OPERA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

		Six months ended June 30,
[US$ thousands, except per share and ADS amounts]	Notes	2018	2019

Revenue	3, 4	79,274	111,568

Operating expenses
Cost of revenue	3	(2,079)	(17,883)
Personnel expenses including share-based remuneration	5	(20,466)	(26,685)
Marketing and distribution expenses	3	(15,176)	(35,770)
Credit loss expense	3, 4	329	(7,633)
Depreciation and amortization		(6,766)	(8,423)
Other expenses	6	(14,871)	(13,909)
Total operating expenses		(59,029)	(110,303)

Operating profit (loss)		20,245	1,265

Share of net income (loss) of associates and joint ventures	7	(1,624)	2,957

Net finance income (expense)
Finance income		198	3,359
Finance expense		(77)	(326)
Net foreign exchange gain (loss)		112	(154)
Net finance income (expense)		233	2,879

Net income (loss) before income taxes		18,854	7,100
Income tax (expense) benefit	11	(4,824)	703
Net income (loss)		14,030	7,803

Net income (loss) attributable to:
Equity holders of the parent		14,030	7,803
Non-controlling interests		-	-
Total net income (loss) attributed		14,030	7,803

Weighted average number of ordinary shares outstanding
Basic, millions	1	190.25	219.68
Diluted, millions		195.98	224.31

Net income (loss) per ordinary share
Basic, US$		0.07	0.04
Diluted, US$		0.07	0.04

Net income (loss) per ADS
Basic, US$		0.15	0.07
Diluted, US$		0.14	0.07

The accompanying notes are an integral part of these financial statements.

OPERA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Six months ended June 30,
[US$ thousands]	Notes	2018	2019

Net income (loss)		14,030	7,803

Other comprehensive income (loss) that may be reclassified to Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations		(1,096)	(96)
Reclassification of exchange differences on loss of control		(138)	(7)
Share of other comprehensive income (loss) of associates and joint ventures		-	(41)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods		(1,234)	(144)
Total comprehensive income (loss)		12,796	7,659

Total comprehensive income (loss) attributable to:
Equity holders of the parent		12,796	7,659
Non-controlling interests		-	-
Total comprehensive income (loss) attributed		12,796	7,659

The accompanying notes are an integral part of these financial statements.

OPERA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

[US$ thousands]	Notes	As of December 31, 2018	As of June 30, 2019
ASSETS
Non-current assets
Furniture, fixtures and equipment	2	12,162	27,362
Intangible assets		115,444	113,507
Goodwill		421,578	421,578
Investments in associates and joint ventures	7, 8	35,060	44,290
Non-current financial assets	8	2,025	2,727
Deferred tax assets	11	944	676
Total non-current assets		587,213	610,140

Current assets
Trade receivables	8	37,468	40,963
Loans to customers	3, 8	3,092	22,255
Other receivables	8	4,031	3,901
Prepayments	10	14,372	24,034
Other current financial assets	8	1,254	16,886
Cash and cash equivalents		177,873	134,155
Total current assets		238,090	242,194

TOTAL ASSETS		825,303	852,333

EQUITY AND LIABILITIES
Equity
Share capital		22	22
Other paid in capital		738,690	732,910
Retained earnings		36,432	46,538
Foreign currency translation reserve		316	172
Equity attributed to equity holders of the parent		775,460	779,642
Non-controlling interests		-	-
Total equity		775,460	779,642

Non-current liabilities
Non-current lease liabilities and other loans	2, 8	2,271	10,053
Deferred tax liabilities	11	13,358	13,756
Other non-current liabilities	8	212	197
Total non-current liabilities		15,841	24,006

Current liabilities
Trade and other payables	8	17,957	32,174
Current lease liabilities and other loans	2, 8	2,490	6,988
Income tax payable	11	1,920	724
Deferred revenue		1,932	1,218
Other current liabilities	2, 8	9,701	7,581
Total current liabilities		34,002	48,685

Total liabilities		49,843	72,691

TOTAL EQUITY AND LIABILITIES		825,303	852,333

The accompanying notes are an integral part of these financial statements.

OPERA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital*	Other paid in capital*	Retained Earnings	Foreign currency translation reserve	Total Equity

As of December 31, 2017	19	576,512	5,366	1,605	583,502
Adjustment on initial application of IFRS 9 and IFRS 15	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,873
Net income (loss)	-	-	14,030	-	14,030
Other comprehensive income (loss)	-	-	-	(1,234)	(1,234)
Total comprehensive income (loss)	-	-	14,030	(1,234)	12,796
Share-based remuneration expense	-	-	2,916	-	2,916
As of June 30, 2018	19	576,512	21,683	371	598,585

[US$ thousands]	Share capital*	Other paid in capital*	Retained Earnings	Foreign currency translation reserve	Total Equity

As of December 31, 2018	22	738,690	36,432	316	775,460
Adjustment on initial application of IFRS 16	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	7,803	-	7,803
Other comprehensive income (loss)	-	-	-	(144)	(144)
Total comprehensive income (loss)	-	-	7,803	(144)	7,659
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	2,238	-	2,238
As of June 30, 2019	22	732,910	46,537	172	779,642

* The amounts of share capital and other paid-in capital have been amended by reclassifying amounts between the two equity components.

The accompanying notes are an integral part of these financial statements.

OPERA LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,
[US$ thousands]	Notes	2018	2019

Net income (loss) before income taxes		18,854	7,100
Income taxes paid		(1,877)	(617)
Depreciation and amortization		6,766	8,423
Share of net loss (income) of associates and joint ventures	7	1,624	(2,957)
Share-based payment expense	5	2,916	2,238
Net finance (income) expense		(233)	(2,879)
Change in trade and other receivables		(9,467)	(3,365)
Change in loans to customers		(164)	(19,163)
Change in trade and other payables		(242)	14,217
Change in deferred revenue		711	(714)
Change in prepayments		(874)	(9,662)
Change in other liabilities		(1,470)	(2,135)
Other		(1,650)	2,594
Net cash flow from (used in) operating activities		14,893	(6,920)

Cash flow from investment activities
Purchase of equipment		(2,023)	(4,565)
Release of escrow account		2,508	-
Receipt of contingent consideration		2,945	-
Disbursement of short-term loans		(1,203)	-
Investment in, and loans to associates and joint ventures	7, 10	(1,398)	(6,758)
Net proceeds (investments) from sale and purchase of listed equity instruments		-	(14,049)
Development expenditure		(2,116)	(2,111)
Net cash flow from (used in) investment activities		(1,287)	(27,483)

Cash flow from financing activities
Acquisition of treasury shares		-	(5,780)
Repayment of loans and borrowings		(974)	(900)
Payment of lease liabilities		(1,372)	(2,485)
Net cash flow from (used in) financing activities		(2,346)	(9,165)

Net change in cash and cash equivalents		11,260	(43,568)

Cash and cash equivalents at beginning of period		33,207	177,873
Net foreign exchange difference		(474)	(149)
Cash and cash equivalents at end of period		43,993	134,155

The accompanying notes are an integral part of these financial statements.

Note 1 – General information

Opera Limited (the “Company” and “Parent”), with its office at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, is an exempted company under the laws of Cayman Islands. The address of the principal executive office is Gjerdrums vei 19, 0484 Oslo, Norway. The Company was incorporated in the Cayman Islands on March 19, 2018, with the purpose of being the issuer in our initial public offering of American Depository Shares (ADSs) on NASDAQ following a corporate reorganization in 2018. For periods prior to the reorganization the capitalization of share amounts has been adjusted to reflect those of Opera Limited.

As of June 30, 2019, the total number of shares outstanding for Opera Limited was 220,576,326, equivalent to 110,288,163 ADSs.

Opera is one of the world's most influential web innovators. The company delivers browsers, news and content platforms, fintech solutions and certain retail offerings to a quickly growing user base of 350 million users worldwide.

The interim condensed consolidated financial statements of Opera Limited and its subsidiaries (the “Group”) for the six-month period ended June 30, 2019 were authorized for issue by the Board of Directors on September 16, 2019.

Note 2 – Basis of preparation

The interim condensed consolidated financial statements for the six-month period ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2018.

The financial information presented in US Dollars has been rounded to the nearest thousand (USD thousands), therefore the subtotals and totals in some tables may not equal the sum of the amounts shown.

Certain prior year balances have been reclassified to conform to the current year’s presentation. Such reclassifications did not affect total cash flows, revenue, operating profit, net income, total assets, total liabilities or equity.

The interim condensed consolidated financial statements have not been audited by the Group’s independent registered accounting firm.

Significant accounting policies

Microloans are recognized at amortized cost and presented as Loans to customers in the Statement of Financial Position. Interest income, comprising of origination fees and late interest, is recognized based on the effective interest method, and is presented as Revenue, while credit losses are presented as Credit loss expense in the Statement of Operations.

The business model for microloans is to collect the contractual cash flows. There is no pattern of selling the loans, and the performance of the business is not measured at fair value for internal purposes. Contractual cash flows do not include components other than those representing interest on the principal amount and payments of the principal amount. Based on this, the loans are measured at amortized cost. Microloans are not credit-impaired when issued and thus follow the normal model for calculation of expected credit losses and presentation of interest income. Due to the short maturity of the loans, the small principal amounts and the limited amount of data for individual loans, a loss rate approach is applied when measuring expected credit losses. The effective interest on a microloan is calculated over the contractual life of the loan (currently 2, 3 or 4 weeks). Before maturity (that is, before a loan is credit-impaired) interest income is calculated on the gross carrying amount of the loan. The gross carrying amount is the amortized cost before adjusting for the loss allowance. Amortized cost before adjusting for the loss allowance equals the initial measurement of the loan plus accrued effective interest, less percentage of down payment caused by payments received. After maturity (that is, subsequent to a loan being credit-impaired) interest income is calculated on the carrying amount of the loan. The carrying amount is the amortized cost after adjusting for the loss allowance. See Note 4 for additional information.

Income tax expense for the interim period is recognized at an amount determined by multiplying the net income (loss) before income taxes for the interim period for each tax jurisdiction by the nominal tax rate in those jurisdictions. Income tax expense is adjusted for the impact of any permanent tax differences.

In March 2019, the IFRS Interpretations Committee issued an agenda decision regarding a customer’s right to receive access to a supplier’s software hosted in the cloud. In the agenda decision, the Committee clarified that if a contract conveys to the customer only the right to receive access to the supplier’s application software over the contract term, the contract does not contain a software lease. Moreover, the Committee concluded that a contract that conveys to the customer only the right to receive access to the supplier’s application software in the future is a service contract. The Group has capitalized expenditure related to rights to access software hosted in the cloud and is currently assessing the implications of the agenda decision. The implication of the agenda decision could be that the Group needs to change its accounting policy and account for the amounts capitalized as an expense when incurred. The potential impact in the financial statements of a change in accounting policy is a decrease in intangible assets and a corresponding increase in operating expenses of up to US$1.2 million for the periods affected.

Significant accounting estimates, judgments and assumptions

In preparing these interim condensed consolidated financial statements, the significant estimates and judgments made by management were the same as those applied in the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for (i) management no longer applying significant judgment when assessing collectability of consideration from OPay Digital Services Limited (OPay) due to OPay in the second quarter of 2019 having settled the accumulated amount for trade receivables outstanding as of March 31, 2019, and (ii) measurement of expected credit losses related to the microloans. The measurement of impairment losses for microloans requires judgement, in particular, the estimation of the amount and timing of future cash flows when determining credit losses and the assessment of a significant increase in credit risk.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of these interim consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards, amendments and interpretations effective as of January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective, except as disclosed in the Group's annual consolidated financial statements for the year ended December 31, 2018.

The Group applies, for the first time, IFRS 16 Leases. Other standards, amendments and interpretations applied for the first time in 2019, did not have an impact on the interim condensed consolidated financial statements of the Group.

IFRS 16 Leases

The Group adopted IFRS 16 Leases retrospectively as of January 1, 2019 with the cumulative effect of initially applying the standard recognized as of that date. This entailed that the Group did not restate comparative information, but instead recognized the cumulative effect of initially applying this standard as an adjustment to the opening balance of Retained earnings at the date of initial application. For leases which had previously been classified as operating leases under the principles of IAS 17 Leases, the lease liability upon adoption of IFRS 16 was measured as the present value of the remaining lease payments, discounted using the lessee’s estimated incremental borrowing rate as of January 1, 2019. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group used a single discount rate to a portfolio of leases with reasonably similar characteristics. The incremental borrowing rate was estimated based on yields for government bonds denominated in the same currency as the lease payments and a credit risk premium. The discount rates were in the range 1.4% to 17%, where the variance is primarily explained by the currencies of which the lease payments are denominated in. The right-of-use asset was recognized at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the Statement of Financial Position immediately before the date of initial application. For leases that were classified as finance leases applying IAS 17, the carrying amounts of the right-of-use asset and the lease liability at January 1, 2019 were the carrying amounts of the lease asset and lease liability immediately before that date measured applying IAS 17.

The Group elected to apply the recognition exemptions for short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option), and leases for which the underlying asset is of low value. These exemptions are applied to short-term office leases, and leases of office equipment, including printers and photocopying machines. Non-lease components, such as maintenance and supply of utilities, are accounted for separately from lease components.

The Statement of Financial Position increase (decrease) as of January 1, 2019:

[US$ thousands]	As of January 1, 2019
Assets
Furniture, fixtures and equipment	14,969

Liabilities
Non-current lease liabilities and other loans	10,709
Current lease liabilities and other loans	4,260
Other current liabilities	(64)
Net impact on equity	64

The net impact on the Group’s equity as of January 1, 2019 was due to the derecognition of an accrued liability related to a period of free rent of an office space, which was accounted for as a lease incentive under IAS 17 and SIC 15.

Following the adoption of IFRS 16, the accounting policies for leases are as set out below:

At the commencement date of the lease (i.e., the date the underlying asset is available for use), the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and payments that are fixed in substance) less any lease incentives receivable; variable lease payments that depend on an index or a rate; and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of any purchase option reasonably certain to be exercised by the Group, and payments of penalties for terminating a lease, if the lease term reflects the Group’s expectation of exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period when the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the estimated incremental borrowing rate at the lease commencement date unless the interest rate implicit in the lease is readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

The Group applies the short-term lease recognition exemption to its short-term leases of equipment. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Note 3 – Segment and revenue information

As of 2019, management has identified four operating segments, named (i) Browser and News, (ii) Fintech, (iii) Retail and (iv) Other. Whereas in prior periods, the Group had one operating segment. The change follows the Group’s expansion and growth into new businesses including microlending, and related changes to how financial information is reviewed by the Group’s chief operating decision maker (the “CODM”).

An operating segment captures relatively distinct business activities from which the Group earns revenue and incurs expenses. Furthermore, the segments’ operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the various business activities and to assess performance. Management has determined that the CEO, who is also the Chairman of the Board, is the Group’s CODM.

The operating and reportable segments are based on the Group’s main categories of products and services. The segment profit or loss is the Contribution by segment, which is calculated as revenue, less (i) cost of revenue, (ii) marketing and distribution expense, and (iii) credit loss expense.

The Browser and News business area includes the Group’s PC and mobile browser business as well as the Opera News platform, both as leveraged within the Group’s browsers and as made available through a standalone app. These products have similar characteristics and are often closely bundled. The Fintech business area relates to app-based microfinance services that offer instant credit to approved borrowers. The retail business area includes sale of handsets, prepaid airtime, and data to consumers and wholesalers. The segment Other includes licensing of the Group’s proprietary technology to third parties, including related maintenance, support and hosting services, providing professional services, and providing customized browser configurations to mobile operators.

	Six months ended June 30, 2018
[US$ thousands]
Segments	Browser and News	Fintech	Retail	Other	Total
Revenue
External revenue	66,619	-	-	12,655	79,274
Total revenue	66,619	-	-	12,655	79,274

Cost of revenue	(2,079)	-	-	-	(2,079)
Marketing and distribution expenses	(15,176)	-	-	-	(15,176)
Credit loss expense	329	-	-	-	329
Direct expenses	(16,926)	-	-	-	(16,926)

Contribution by segment	49,693	-	-	12,655	62,348

	Six months ended June 30, 2019
[US$ thousands]
Segments	Browser and News	Fintech	Retail	Other	Total
Revenue
External revenue	72,287	16,608	14,465	8,208	111,568
Total revenue	72,287	16,608	14,465	8,208	111,568

Cost of revenue	(1,213)	(2,261)	(14,409)	-	(17,883)
Marketing and distribution expenses	(34,899)	(871)	-	-	(35,770)
Credit loss expense	(545)	(7,088)	-	-	(7,633)
Direct expenses	(36,657)	(10,220)	(14,409)	-	(61,286)

Contribution by segment	35,630	6,388	56	8,208	50,282

[US$ thousands]	Six months ended June 30,
Reconciliation	2018	2019
Contribution by segment	62,348	50,282
Personnel expenses including share-based remuneration	(20,466)	(26,685)
Depreciation and amortization	(6,766)	(8,423)
Other expenses	(14,871)	(13,909)
Share of net income (loss) of associates and joint ventures	(1,624)	2,957
Finance income	198	3,359
Finance expense	(77)	(326)
Net foreign exchange gains (losses)	112	(154)
Net income (loss) before income taxes	18,854	7,100

Revenue from contracts with customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers. Origination fees and late interest are recognized as income based on the effective interest method in IFRS 9.

[US$ thousands]	Six months ended June 30, 2018
Segments	Browser and News	Fintech	Retail	Other	Total
Type of goods or service
Search	39,985	-	-	-	39,985
Advertising	26,634	-	-	-	26,634
Airtime and handsets	-	-	-	-	-
Technology licensing and other revenue	-	-	-	12,655	12,655
Total revenue from contracts with customers	66,619	-	-	12,655	79,274
Origination fees and late interest	-	-	-	-	-
Total revenue	66,619	-	-	12,655	79,274

[US$ thousands]	Six months ended June 30, 2019
Segments	Browser and News	Fintech	Retail	Other	Total
Type of goods or service
Search	41,987	-	-	-	41,987
Advertising	30,300	-	-	-	30,300
Airtime and handsets	-	-	14,465	-	14,465
Technology licensing and other revenue	-	-	-	8,208	8,208
Total revenue from contracts with customers	72,287	-	14,465	8,208	94,960
Origination fees and late interest	-	16,608	-	-	16,608
Total revenue	72,287	16,608	14,465	8,208	111,568

Note 4 – Microlending

The Group engages in microlending in several developing countries including Kenya and India. The Group currently provides loans to consumers with a duration of between 7 to 30 days, in exchange for an origination fee that remains fixed regardless of any early repayment. Additional fees in the form of interest accrues only if and after a loan is not repaid by its due date.

The microlending activities are presented in the Statement of Financial Position as Loans to customers, and are measured at amortized cost. The origination fees and late interest are presented as Revenue, while credit losses are presented as Credit loss expense in the Statement of Operations.

The following tables present detailed financial information related to the microloans to customers in the six months ended June 30, 2019:

[US$ thousands]	Loans to customers	Loans to customers	Loans to customers	Loans to customers
Statement of Financial Position as of June 30, 2019	not yet overdue	overdue 1-30 days	overdue 31-90 days	overdue >90 days	Total

Loans to customers, gross	16,382	4,231	5,586	3,587	29,786
Loss allowance, end of period	(1,695)	(1,393)	(2,121)	(2,322)	(7,531)
Net loans to customers	14,688	2,839	3,464	1,265	22,255

[US$ thousands]	Loans to customers	Loans to customers
Statement of Operations	not yet overdue	overdue	Total

Interest revenue	13,450	3,159	16,608
Credit loss expense	(4,589)	(2,499)	(7,088)

[US$ thousands]	Loans to customers	Loans to customers
Cash flows during the period	not yet overdue	overdue	Total

Total cash lent during the period (nominal loan amount excluding the the origination fee)	(94,372)	-	(94,372)
Total cash collected from customers during the period (this includes cash collected on written off loans)	62,996	37,009	100,005
Net cash flows received from customers during the period	(31,375)	37,009	5,633

[US$ thousands]
Loss allowance reconciliation	Six months ended June 30, 2019
Loss allowance as of January 1, 2019	528
Change in loss allowance during the period	7,003
Loans to customers written off during the period	-
Loss allowance as of June 30, 2019	7,531

See Note 3 for information regarding the amounts of origination fees and late interest recognized as revenue in the periods.

Note 5 – Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Six months ended June 30,
Personnel expenses including share-based remuneration	2018	2019
Personnel expenses excluding share-based remuneration	17,799	23,715
Share-based remuneration, including related social security costs	2,667	2,970
Total	20,466	26,685

Note 6 – Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Six months ended June 30,
Other expenses	2018	2019
Hosting	5,178	3,379
Audit, legal and other advisory services	4,879	3,972
Software license fees	891	1,564
Rent and other office expense	2,336	2,373
Travel	1,030	1,385
Other	558	1,238
Total	14,871	13,909

Note 7 – Investments in associates

In the second quarter of 2019, OPay raised US$50 million in total funding from the lead investors IDG Capital, Sequoia China, Source Code Capital, Meituan-Dianping, GSR Ventures and Opera. The capital contribution from the Group was US$12.1 million, of which US$1.9 million was a cash contribution and US$10.2 million was contributed through conversion of debt to equity. Of the debt conversion, US$5.0 million was classified as part of the net investment in OPay in preceding periods. The new capital will be used by OPay to continue its growth in mobile payment services, expand into adjacent verticals, including the motorbike ridesharing service ORide and food delivery service OFood, and ultimately expand to additional African markets beyond its core market of Nigeria

Following the capital contribution, the Group has an ownership interest in OPay of 19.3% (December 31, 2018: 19.9%). The ownership interest is held through a combination of preferred and ordinary shares. As of June 30, 2019, the Group assessed that it retains significant influence over OPay, predominantly due to certain individuals having Board representation and voting rights across the two companies. As a consequence, the Group’s common shares in OPay are accounted for using the equity method, while the Group’s preferred shares in OPay are measured at fair value through the Statement of Operations.

Note 8 – Financial assets and liabilities

The tables below show the financial assets and liabilities held by the Group as of December 31, 2018 and June 30, 2019:

	Financial		Financial
	assets at		liabilities
	fair value	Financial	at fair value	Financial
	through	assets at	through	liabilities
[US$ thousands]	net income	amortized	net income	at amortized
As of December 31, 2018	(loss)	cost	(loss)	cost	Total
Assets
Non-current
Non-current financial assets (1)	-	2,025	-	-	2,025
Investment in associate (preferred shares in StarMaker)	30,000	-	-	-	30,000
Current
Trade receivables	-	37,468	-	-	37,468
Loans to customers	-	3,092	-	-	3,092
Other receivables	-	4,031	-	-	4,031
Other current financial assets (2)	1,165	89	-	-	1,254
Total financial assets	31,165	46,704	-	-	77,869

Liabilities
Non-current
Non-current lease liabilities and other loans	-	-	-	2,271	2,271
Other non-current liabilities	-	-	-	212	212
Current
Trade and other payables	-	-	-	17,957	17,957
Current lease liabilities and other loans	-	-	-	2,490	2,490
Other current liabilities (2)	-	-	500	9,201	9,701
Total financial liabilities	-	-	500	32,132	32,632

(1) Includes long-term deposits for office rent
(2) The Group conducts certain limited buying and selling of publicly traded securities using a trading account opened for such purpose.

	Financial		Financial
	assets at		liabilities
	fair value	Financial	at fair value	Financial
	through	assets at	through	liabilities
[US$ thousands]	net income	amortized	net income	at amortized
As of June 30, 2019	(loss)	cost	(loss)	cost	Total
Assets
Non-current
Non-current financial assets (1)	-	2,727	-	-	2,727
Investments in associates (preferred shares in StarMaker and OPay)	46,610	-	-	-	46,610
Current
Trade receivables	-	40,963	-	-	40,963
Loans to customers	-	22,255	-	-	22,255
Other receivables	-	3,901	-	-	3,901
Other current financial assets (2)	13,303	3,583	-	-	16,886
Total financial assets	59,913	73,429	-	-	133,342

Liabilities
Non-current
Non-current lease liabilities and other loans	-	-	-	10,053	10,053
Other non-current liabilities	-	-	-	197	197
Current
Trade and other payables	-	-	-	32,174	32,174
Current lease liabilities and other loans	-	-	-	6,988	6,988
Other current liabilities (2)	-	-	267	7,314	7,581
Total financial liabilities	-	-	267	56,726	56,993

(1) Includes long-term deposits for office rent
(2) The Group conducts certain limited buying and selling of publicly traded securities using a trading account opened for such purpose.

The preference shares in OPay are classified as debt instruments and represent long-term interest in the company. The preference shares are measured at fair value through the Statement of Operations. As of June 30, 2019, the preference shares had a fair value of US$16.1 million, which represented an increase in fair value of US$4.5 million in the period subsequent to April 17, 2019, the date of acquisition. The gain was recognized as part of the share of net income (loss) of associates and joint ventures. As of June 30, 2019, fair value of the preference shares was measured based on observed transaction prices for equity instruments of OPay.

The tables below show a comparison of the carrying amounts and fair values of financial assets and financial liabilities held by the Group as of December 31, 2018 and June 30, 2019:

Fair value measurement hierarchy for financial assets as of December 31, 2018:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets measured at fair value
Other current financial assets (listed equity instruments)	December 31, 2018	1,165	1,165	X
Investment in associate (preferred shares in StarMaker)	December 31, 2018	30,000	30,000			X

Fair value measurement hierarchy for financial liabilities as of 31 December 2018:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial liabilities measured at fair value
Other current liabilities (short position)	December 31, 2018	500	500	X

Fair value measurement hierarchy for financial assets as of June 30, 2019:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets measured at fair value
Other current financial assets (listed equity instruments)	June 30, 2019	13,303	13,303	X
Investments in associates (preferred shares in StarMaker and OPay)	June 30, 2019	46,610	46,610			X

Fair value measurement hierarchy for financial liabilities as of June 30, 2019:

[US$ thousands]	Date of valuation	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial liabilities measured at fair value
Other current liabilities (short position)	June 30, 2019	267	267	X

Note 9 – Share-based payments

On January 10, 2019, the Group amended and restated its share incentive plan. The plan was adopted for the purpose of rewarding, attracting and retaining employees of the Group. Under the amended plan, a total of 20,000,000 ordinary shares are issuable to employees, corresponding to 10,000,000 ADSs. For the purpose of these consolidated interim financial statements, all counts of RSUs and options, as well as per-unit values, are communicated as converted to ADS equivalent units.

In the first half of 2019, grants were made in the months of March and June. The default vesting schedule for the majority of 2019 grants were 15%, 20%, 30%, 35% on January 1 in each of the years 2020-2023.

The equity unit value applied for the 2019 grants was determined based on the market value of the Company on the date of each grant. The fair value for RSUs granted was determined by Monte Carlo simulation, while the fair value of options was determined based on the Black-Scholes model, as specified below. The table presents the weighted average values across grants within each category of equity award instruments. The equity cost of each award is recognized on a straight-line basis over the vesting period.

The Group accrues for relevant social security costs based on the most recent available measure of the equity value, with the same straight-line recognition over the vesting period. As of June 30, 2019, social security cost was accrued based on the period-end market value of the Company.

See Note 5 for information about the amounts of share-based remuneration, including related social security costs, recognized as expenses in the period.

Movements during the period: Number of equity award instruments as expressed in equivalent ADSs:

	Six months ended June 30, 2019
	RSUs	Options
Outstanding as of January 1, 2019	4,244,132	-
Granted during the period	289,000	150,000
Forfeited during the period	(84,000)	-
Exercised during the period	(1,728,492)	-
Expired during the period	-	-
Outstanding as of June 30, 2019	2,720,640	150,000

Subsequent to February 21, 2019, the first exercise period of the Group’s equity program took place, including RSUs that had vested on January 1, 2017, and January 1, 2018. A total of 1,728,492 RSUs were exchanged for an equivalent number of ADSs in Opera Limited. No options had vested or been exercised as of June 30, 2019.

The weighted average remaining vesting period for the equity awards outstanding as of June 30, 2019 was 1.28 years (December 31, 2018: 0.97 years).

Fair value measurement per equity award instrument as converted to ADS equivalent:

	2019 RSU grants: RSU valuation input	2019 option grants: Option valuation input
Current equity unit price valuation ($)	9.38	7.42
Model Used	Monte Carlo	Black-Scholes
Expected Volatility (%) 1) 2)	40.00%	40.00%
Risk free interest rate (%) 1)	1.98%	2.43%
Dividend Yield (%)	0%	0%
Duration of initial simulation period (years to longstop date)	3.60	n/a
Duration of second simulation period with postponed exercise (years)	3.00	n/a
Expected lifetime (years)	n/a	3.23
Exercise price	n/a	7.42
Fair value at the measurement date ($)	9.22	2.36

1) Specified value is 4 years (modelled on yearly basis)
2) Based on a defined peer group of companies considered comparable to the Group.

Note 10 – Related parties

At the time of the transactions described in this note, the Group’s Chairman and Chief Executive Officer had control or significant influence over Beijing Kunlun Tech, StarMaker Interactive, Kunlun AI and 360 Mobile Security, either directly or through other investments. He further controls OPay through Balder Investment Inc, where certain other officers in the Group also have financial interests but limited voting rights.

The Group has significant influence over OPay and StarMaker, predominantly caused by certain individuals having Board representation and voting rights across the Group and these companies. Moreover, the Group has joint control over Powerbets and nHorizon by having contractually agreed the sharing of control.

On November 1, 2017, the Group provided a revolving line of credit of US$6.0 million to OPay. The Group may call the principal and interest at any time after November 1, 2019. OPay may elect to make early repayment at any time in its discretion. As of June 30, 2019, the total amount drawn under the credit facility was US$0.7 million. In the second quarter of 2019, OPay raised US$50 million from investors, of which the Group contributed US$12.1 million, including the conversion of prior loans to equity.

On October 4, 2018, the Group provided a revolving line of credit of US$6.0 million to Powerbets. The principal, together with all accrued and unpaid interest, shall be repaid on a date to be set by Powerbets’ board of directors, which effectively requires the consent of the other investor in Powerbets. As of June 30, 2019, a total of US$2.7 million was drawn under the credit facility. This long-term loan is accounted for as part of our long-term interest in Powerbets.

The Group provides services to, or receives services from, certain related parties. Services received from Beijing Kunlun Tech consist of shared office facilities in Beijing, China. Services provided to OPay consist of development and until the end of the first quarter of 2019, key management personnel services. These services are invoiced based on time used and with a 5-8% markup dependent of the type of service. The Group also provided advertising services to OPay. Services received from 360 Mobile Security are related to distribution and promotion of the Group’s products worldwide as well as certain licensed technology related to microlending. As of June 30, 2019, the Group had provided prepayments to 360 Mobile Security for distribution and promotion services as part of an agreement where 360 Mobile Security accepts financial risk related to the retention of acquired new users. The prepayments had a carrying amount of US$18.4 million.

Outstanding balances as of December 31, 2018 and as of June 30, 2019 are unsecured and mostly interest free, and settlement occurs in cash. There have been no guarantees provided or received for any related party receivable or payable.

[US$ thousands]			As of December 31,	As of June 30,
Balances with related parties	Category of related party	Type of balance	2018	2019
360 Mobile Security Limited	Key management personnel	Trade receivable	770	520
360 Mobile Security Limited	Key management personnel	Distribution prepayment	10,420	18,397
360 Mobile Security Limited	Key management personnel	Trade payable	-	(250)
Beijing Kunlun Tech Co., Ltd.	Key management personnel and Manager	Other payables	(169)	(410)
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Trade payable	(979)	(560)
Opay Digital Services Limited	Associate / Key management personnel and Manager	Loan receivable	1,779	662
Opay Digital Services Limited	Associate / Key management personnel and Manager	Trade receivable	4,271	3,786
Opay Digital Services Limited	Associate / Key management personnel and Manager	Trade payable	(455)	(455)
Powerbets Holding Limited	Joint venture	Loan receivable	2,567	2,657
Powerbets Holding Limited	Joint venture	Trade receivable	4,369	5,697

[US$ thousands]			Six months ended June 30,
Transactions with related parties	Category of related party	Type of transaction	2018	2019
Opay Digital Services Limited	Associate / Key management personnel	Technology Licensing / Other Revenue	5,880	4,784
Opay Digital Services Limited	Associate / Key management personnel	Interest income	-	323
Powerbets Holdings Limited	Associate	Technology Licensing / Other and Advertising Revenue	-	1,328
360 Mobile Security Limited	Key management personnel	Technology Licensing / Other and Advertising Revenue	1,500	8
Kunlun Global International	Key management personnel	Advertising Revenue	-	2
Beijing Kunlun Tech. Co. Ltd	Key management personnel	Technology Licensing / Other Revenue	-	13
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Technology Licensing / Other Revenue	-	57
Starmaker Interactive Inc.	Associate / Key management personnel	Technology Licensing / Other Revenue	-	147
Opay Digital Services Limited	Associate / Key management personnel	Advertising Revenue	-	270
Opay Digital Services Limited	Associate / Key management personnel	Investment (reclassification of loan to equity and cash contribution)	-	(7,131)
360 Mobile Security Limited	Key management personnel	Marketing and Distribution	(5,037)	(12,897)
360 Mobile Security Limited	Key management personnel	Business License	-	(250)
Beijing Kunlun Tech Co., Ltd.	Key management personnel	Office facilities	(734)	(854)
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Cost of revenue	(31)	(15)
nHorizon Innovation (Beijing) Software Ltd	Joint venture	Professional services	(471)	(156)
Starmaker Interactive Inc.	Associate / Key management personnel	Professional services	29	3

Note 11 – Income tax

The income tax benefit for the first half of 2019 was US$0.7 million, representing an effective tax rate of negative 10%. This was due to an increase in deferred tax assets related to estimated tax losses to be carried forward and non-taxable permanent differences, including gains from associates and joint ventures and the equity component of share-based remuneration expense, exceeding the estimated tax payable in subsidiaries with taxable profit in the period.

Note 12 – Events after the reporting period

On July 2, 2019, the Board of Directors resolved to approve the introduction of annual compensation to the Group’s Chairman and CEO, effective from the beginning of 2019.

On July 18, 2019, the Board of Directors resolved to increase the capital allocation available for holding publicly traded securities to US$70 million, versus the US$20 million initial capital allocation.